Room 4561
Via fax (508) 435-7954

November 21, 2007

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File no. 1-09853**

Dear Mr. Tucci:

We have reviewed your response letter dated November 13, 2007 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

1.   We note your response to our prior comment 1 where you indicate that by "tightly clustered" you are referring to the fact that for each quarter in 2004, 2005 and 2006, the quarterly <u>average</u> discount rate of your maintenance agreements has consistently ranged between 28% to 34%. However, it is still not clear how you determined that a quarterly average is representative of VSOE. For instance, it is not clear from your response what percentage of renewals actually fall within this range and how you determined that such percentage was representative of VSOE of fair value for these arrangements. Please explain further. If a substantial

majority of your renewals fall outside this range or if a substantial majority of your renewals fall within a very wide range (i.e. 0% - 44% as indicted in your October 15, 2007 response letter), then tell us why you believe that the Company has reasonably established VSOE of fair value for your maintenance agreements.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief